Sandesh Mahatme David Tyronne Howton Sarepta Therapeutics, Inc. 215 First Street, Suite 7, Cambridge, MA 02142

January 06, 2014

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Sarepta Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 8, 2013

File No. 001-14895

Dear Mr. Rosenberg:

On behalf of Sarepta Therapeutics, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated November 25, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed March 15, 2013 (the “2012 10-K”) and Form 10-Q for the quarterly period ended June 30, 2013 filed August 8, 2013 (the “Q2 10-Q”). The comments and responses set forth below are keyed to the numbering of the comments used in the Comment Letter.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in bold followed by the responses of the Company and included in track changes our proposed edits, based on the Staff’s comments, to our disclosures in the 2012 10-K and Q2 10-Q for our future filings.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business

Material Agreements and Strategic Alliances, page 12

1.	With respect to each of your July 14, 2010 and August 29, 2012 contracts with the DoD, as well as your November 2012 contract with EU Health Innovation, please disclose:

•	the relevant intellectual property covered and rights conveyed as to such property;

•	the duration of the agreement; and

•	the material termination provisions.

Response:

U.S. Government Contracts

July 2010 Contract

In response to the Staff’s comment 1, we plan to include disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – U.S. Government Contracts” of our next Annual Report on Form 10-K relating to our outstanding contractual obligations with the U.S. government in substantially the following form:

“July 2010 Agreement (Ebola and Marburg)

On July 14, 2010, we were awarded a contract with the DoD Chemical and Biological Defense Program through the U.S. Army Space and Missile Defense Command for the advanced development of our hemorrhagic fever virus therapeutic candidates, AVI-6002 and AVI-6003, against the Ebola and Marburg viruses, respectively. The contract is a cost plus incentive fee (“CPIF”) type contract. Under a CPIF contract, the government pays the contractor’s actual allowable costs incurred plus an incentive fee based on the contractor’s performance against specified cost targets. In February 2012, we announced that we received permission from the FDA to proceed with a single oligomer from AVI-6003, AVI-7288, as the lead product candidate against the Marburg virus infection. On August 2, 2012, we received a stop-work-order related to the Ebola virus portion of this contract and, on October 2, 2012, the U.S. government terminated the Ebola portion of this contract for convenience of the government due to government funding constraints.

Our activities under the contract regarding AVI-7288 began in July 2010 and have included Phase I studies in healthy volunteers as well as preclinical studies. The remaining portion of the contract consists of the balance of the “base” segment and three optional segments of work for AVI-7288. At the end of each segment, the government assesses the progress of the development program and the availability of funding, among other things, to determine whether it will go forward and exercise the option for the next segment. Under the Federal Acquisition Regulation (“FAR”), the government has the unilateral right to exercise or not to exercise the options. If the government exercises an option, we have a duty to perform the optional segment (provided the government obligates sufficient funds to the contract). We cannot refuse to perform an optional segment of the work. The period of performance for the base segment of the contract ends on March 31, 2014. The government has no obligation to increase the funding of the contract and we have no obligation to incur costs in excess of the funded amount.

If the DoD exercises its options for all of the additional optional segments according to the scope of work in our contract, our contract activities would include all clinical and licensure activities necessary to obtain FDA regulatory approval for our therapeutic candidate against the Marburg virus and are scheduled to conclude in September 2016. Since DoD has not yet decided whether it will exercise these options, there is no funding obligated to the contract for their performance.

The rights of the government in inventions made in the performance of the contracts are set forth in FAR 52.227-11, Patent Rights-Ownership by the contractor, which is included in the DoD contract. In summary, FAR 52.227-11 gives contractors title to and the government a nonexclusive, nontransferable, irrevocable, paid up license to practice or have practiced for or on behalf of the United States any invention of contractor’s made in the performance of work under the contract (i.e., a “Subject Invention”). In order to retain title to a Subject Invention, the contractor must disclose the invention to the government, formally elect to retain title, and file a patent application strictly in accordance with the detailed procedures and deadlines set forth in the clause. FAR 52.227-11 also includes a preference for domestic industry. In particular, contractors may not grant to any person the exclusive right to sell or use the invention in the United States unless such person agrees that any product embodying the invention or produced through the use of the invention will be manufactured substantially in the United States. In certain circumstances, this requirement may be waived by the government. Furthermore, under FAR 52.227-11, the government retains certain “march in” rights that permit the government to grant a license to the invention to a third party if: (1) the contractor has not taken effective steps to achieve practical application of the invention within a reasonable time; (2) such action is necessary to meet health and safety needs and/or requirements for public use that contractor is not meeting; and (3) contractor has not obtained the required agreement for manufacturing the invention in the United States from any exclusive licensee or a waiver of this requirement.

In addition to rights in inventions, the contract gives the government “unlimited rights” in technical data first produced in the performance of the contract and all data delivered under the contract. “Unlimited rights” means that the government has the rights to use, modify, reproduce, perform, display, release or disclose the data in whole or in part in any manner and for any purpose whatsoever and to have or authorize others to do so. Thus, there are no protections for technical data in which the government receives unlimited rights. However, under the clause, the contractor may withhold from delivery data that embody trade secrets or are commercial or financial and confidential or privileged, to the extent that such data pertain to items, components, or processes developed at private expense, including minor modifications ( i.e., “limited rights data”). If delivery of limited rights data is required and the contractor requires the government to keep this data confidential, the contractor must take certain steps prescribed in the regulations to protect this information.

Under FAR 52.249-6, Termination (Cost-Reimbursement) and the terms of this agreement, the U.S. government has the right to terminate the contract, in whole or in part, without prior notice, for its convenience or if we default on our obligations under this agreement. The contractor has no right to terminate the contract for its convenience. In the event of a termination for convenience by the government, the contractor generally is entitled to recover its incurred cost plus a reasonable fee or profit on that incurred cost. It is not entitled to anticipatory fee or profit, i.e., the fee or profit it would have earned had the contract gone to completion.

For additional details regarding our remaining contract obligations with the U.S. government, see “Note 6—U.S. Government Contracts” of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For a description of the risks we face relating to our government contractual obligations see “Risk Factors—Risks Relating to Our Business”.

August 2012 Contract

We respectfully submit to the Staff that the period of performance for the August 2012 agreement with the U.S. government expired in August 2013. The Company has fulfilled its material obligations under this agreement and therefore we do not plan to include disclosure regarding this agreement in our future Annual Reports on Form 10-K.

E.U. Health Innovation Contract

We respectfully submit to the Staff that we have determined that the November 2012 contract with E.U. Health Innovation is not a material agreement for the Company (please refer to our response to the Staff’s comment number 2 below for our analysis supporting our conclusion) and therefore have not and do not plan to include disclosure regarding this agreement in the “Material Agreements and Strategic Alliances” section of our Annual Reports on Form 10-K. We will review the significance of this agreement on an ongoing basis and represent to the Staff that we will continue to assess the materiality of such agreement and file such agreement and include appropriate disclosure regarding such agreement in our filings with the Commission if and when we determine that it is a material agreement under Item 601(b)(10) of Regulation S-K.

2.	Please file the November 2012 contract with EU Health Innovation as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that such agreement is not material to the company.

Response:

We respectfully submit to the Staff that we do not believe the November 2012 contract with the European Commission Directorate General for Research and Innovation (the “E.U. Health Innovation Agreement”) is required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement was entered into in the ordinary course of business, our business is not substantially dependent on the agreement and the agreement is not otherwise material to the Company. Our analysis supporting our determination is below.

Under subsection (ii) of Item 601(b)(10) of Regulation S-K, if a contract is such as ordinarily accompanies the kind of business conducted by a company and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of the categories listed under subsections (A) through (D) of subsection (ii). The only category that could potentially apply to the E.U. Health Innovation Agreement is subsection (ii)(B) relating to “contracts upon which the registrant’s business is substantially dependent.”

First, as a company in the life science industry focused on developing potential therapies for serious, life threatening and rare and infectious diseases, we ordinarily enter into agreements relating to the early stage research and development of potential product candidates with parties working in the disease areas in which we focus. Under the E.U. Health Innovation Agreement, a consortium of universities and companies, including the Company, have partnered in efforts to develop an exon 53 skipping therapy for the treatment of Duchenne muscular dystrophy. Currently all research under the contract is at a pre-clinical stage. Given the early stage of the research under the contract, it is not work upon which the Company is substantially dependent.

Second, our main obligation under the agreement is to provide oligos that will be used in the research being conducted by the consortium. The payments of up to approximately $2.5 million over a three-year period under the contract are being provided to the Company to cover our expenses related to our manufacture and supply of the oligos under the contract. We do not view these payments as material to the Company or payments upon which the Company is substantially dependent.

Third, the Company does not derive any material intellectual property or commercial rights under the contract. Instead the contract’s intellectual property provisions are limited to (i) each party granting rights to the other parties to allow the agreed upon work and research to be conducted and (ii) options to license foreground intellectual property (to the extent any is developed) and background intellectual property (to the extent included in the agreement and needed for purposes of using the foreground intellectual property), subject to the involved parties agreeing on fair and reasonable conditions in the future.

Because the E.U. Health Innovation Agreement is ordinary course, is currently in a pre-clinical research stage, does not involve the license or grant of material intellectual or commercial rights and we have not derived and do not anticipate deriving a material portion of our revenue from this agreement at this time, we have concluded that our business is not substantially dependent upon this agreement.

In light of the foregoing, we do not believe that the E.U. Health Innovation Agreement is required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. We will review the significance of this agreement on an ongoing basis and represent to the Staff that we will continue to assess the materiality of such agreement and file such agreement and provide appropriate disclosure regarding such agreement in our filings with the Commission if and when we determine that it is a material agreement under Item 601(b)(10) of Regulation S-K.

3.	Please expand your disclosure of the University of Western Australia (UWA) and Isis agreements, as follows:

For your license agreement with the UWA:

•	describe the terms allowing the parties to terminate the agreement prior to the expiration date; and

•	disclose how long, at a minimum, the license will remain in effect given the patents currently outstanding

Response:

In response to the Staff’s comment 3, we plan to include disclosure under “Business—Material Agreements” of our next Annual Report on Form 10-K relating to our agreement with the University of Western Australia in substantially the following form:

“University of Western Australia

In November 2008, we entered into an exclusive license agreement with the University of Western Australia, or UWA, for certain patents and technical information relating to the use of certain antisense sequences for the treatment of DMD and in April 2013, we entered into an agreement with UWA under which this license agreement was amended and restated, referred to in this report as the Amended and Restated UWA License Agreement. The Amended and Restated UWA License Agreement grants us specific rights to the treatment of DMD by inducing the skipping of certain exons. Our clinical candidate, eteplirsen, falls under the scope of the license granted under the Amended and Restated UWA License Agreement. Any future drug candidates developed for the treatment of DMD by exon skipping may or may not fall under the scope of the Amended and Restated UWA License Agreement.

Under the Amended and Restated UWA License Agreement, we are required to meet certain performance diligence obligations related to development and commercialization of products developed under the license. We believe we are currently in compliance with these obligations. In 2013, we made an initial upfront payment to UWA of $1.1 million upon execution of the Amended and Restated UWA License Agreement. We may be required to make additional payments to UWA of up to $6 million in the aggregate based on successful achievement of certain regulatory and commercialization-related milestones of eteplirsen and up to five additional product candidates and also may be required to pay royalties ranging from a fraction of a percent to the low single-digit percentages on net sales of products covered by issued patents licensed from UWA during the term of the Amended and Restated UWA License Agreement. We are not under any current obligation to make royalty payments to UWA until a product candidate is approved for commercial sale.

The terms of the Amended and Restated UWA License Agreement will expire on a country-by-country basis on the expiration date of the last to expire valid claim or patent within the patents licensed to us under this agreement or upon the earliest to occur of the following:

•	failure by us or UWA to cure a breach or default of any material obligation we each have under the agreement after notice from the non-breaching party within the specified time periods;

•	a mutual agreement to terminate the agreement;

•	by UWA in the event a party passes a resolution to wind-up or if a receiver, administrator, trustee or person performing similar functions is appointed by a court or liquidator over any of our assets; or

•	upon our notice to UWA that we no longer desire to commercialize products covered under the agreement.

Currently, the latest date on which an issued patent covered by our agreement with UWA expires is April 2026, however, pending patents could result in a later expiration date.”

For your license agreement with Isis:

•	describe the terms allowing the parties to terminate the agreement prior to the expiration date; and

•	disclose how long, at a minimum, the license will remain in effect given the patents currently outstanding.

Response:

In response to the Staff’s comment 3, we plan to include disclosure under “Business—Strategic Alliances” of our next Annual Report on Form 10-K relating to our agreement with Isis in substantially the following form:

“Isis—Ercole Agreement

In May 2003, Ercole Biotechnology, Inc., or Ercole, and Isis Pharmaceuticals, Inc. or Isis, entered into a collaboration and license agreement related to RNA splicing. Research collaboration activity defined in the agreement expired in 2006. In March 2008, we acquired all of the stock of Ercole in exchange for 5,811,721 shares of our common stock, which was valued at approximately $8.4 million, and the assumption of approximately $1.8 million in liabilities of Ercole. We also issued warrants to purchase our common stock (also classified as equity), which were valued at $437,000, in exchange for certain outstanding warrants issued by Ercole. In connection with the March 2008 acquisition, we assumed Ercole’s obligations under the Isis agreement. This agreement contains several cross-licenses between the parties granting each party certain exclusive and nonexclusive rights under a selected set of the other parties’ patents and patent applications for the research, development, and commercialization of antisense therapeutics using RNA splicing with respect to certain gene targets.

Subject to the satisfaction of certain milestones triggering the obligation to make any such payments, we may be obligated to make milestone payments to Isis of up to $23.4 million in the aggregate for each product developed under a licensed patent under this agreement.

As of December 31, 2013, we have not made, and are not under any current obligation to make, any such milestone payments, as the conditions triggering any such milestone payment obligations have not been satisfied. The range of percentage royalty payments required to be made by us under the terms of this agreement is from a fraction of a percent to mid single-digit percentages. We believe that our DMD, Ebola, Marburg and influenza programs will not fall under the scope of this agreement and therefore will not be subject to milestone or royalty obligations under its provisions.

Subject to the satisfaction of certain milestones triggering the obligation to make any such payments, Isis may be obligated to make milestone payments to us of up to $21.1 million in the aggregate for each product developed under a licensed patent under this agreement. As of December 31, 2013, Isis has not made, and is not under any current obligation to make, any such milestone payments, as the conditions triggering any such milestone payment obligations have not been satisfied. The percentage royalty payments required to be made by Isis under the terms of this agreement is a fraction of a percent. As to any product commercialized under the agreement, the agreement will terminate on the expiration date of the last to expire licensed patent covering such product. The last to expire Sarepta owned patent covered under this agreement expires on September 9, 2014. The last Isis owned patent covered under this agreement expires on March 27, 2028. In addition, either party may terminate this agreement in the event:

•	a material breach by the other party is not cured within a specified period of time; or

•	the other party commences bankruptcy, reorganization, liquidation or receivership proceedings or upon the assignment of a substantial portion of the assets for the benefit of creditors by the other party with certain exceptions.”

Patents and Proprietary Rights, page 15

4.	Please revise your disclosure to include the following information for the patents and patent applications covered by the table on page 16:

•	the jurisdictions, both foreign and domestic, in which you have patents and patent applications covering the specified product candidates and technology;

•	clarification whether the patent protection is owned or licensed; and

•	description of the type of patent protection (e.g., method, composition of matter).

In addition, please provide the requested information separately for your material patents and patent applications.

Response:

In response to the Staff’s comment 4, we plan to include disclosure under “Business—Patents and Proprietary Rights” of our next Annual Report on Form 10-K in substantially the following form:

“Our product candidates and our technology are protected by composition and use patents and patent applications . Currently, our lead clinical product candidates are AVI-7288

(Marburg), AVI-7100 (Influenza) and AVI-4658 (Eteplirsen). We own issued patents covering composition and methods of use for AVI-7288 in the United States and have licensed patents covering composition and methods of use for AVI-4658 in the United States and Europe. Additionally, we have issued and/ or pending patent applications for composition and methods of use for product candidates in the United States, Canada, South America, Europe, Asia, Australia, New Zealand, and/or the Middle East. Patent protection afforded by the patents and patent applications covering our product candidates and our technology will expire over the following time frames:

Product Candidate / Technology	Expiration of Patent Protection
Eteplirsen	2025 (patents) – 2030 (patents)
Other DMD exons	2025 (patents) – 2034 (patent applications)
Exon-skipping	2013 (patents) – 2023 (patents)
Antivirals (Ebola, Marburg, Dengue and Influenza)	2022 (patents) – 2030 (patents)
Chemistry (PPMO, PMOplus® and PMO-X™)	2024 (patents) – 2032 (patent applications)
Antibacterials	2018 (patents) – 2031 (patent applications)
Other rare diseases	2025 (patent applications) – 2034 (patent applications)
Other targets and programs	2019 (patents) – 2034 (patent applications)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years Ended December 31, 2012, 2011 and 2010

Research and Development Expenses, page 56

5.	Please provide us proposed disclosure to be included in future filings that provides the costs incurred during each period presented and to date for each of your research and development projects discussed on page 4.

Response:

In response to the Staff’s comment 5, the Company will disclose in its future filings its total external costs on a project-by-project basis for each period presented and its total internal research and development costs in the aggregate for all projects for each period presented. Prior to 2011, the Company did not track research and development expenses on a project-by-project basis.

Please note that the Company does not maintain or evaluate, and therefore does not allocate, internal research and development costs on a project-by-project basis. Consequently, the Company does not analyze this level of information in managing its research and development activities. Please also note that, for government related contracts, we assign indirect costs based on agreed upon rates exclusively for reimbursement purposes.

We intend to present the information in substantially the following form in our next Annual Report on Form 10-K:

“Research and Development

Since our inception, we have focused on the discovery and development of unique RNA-based therapeutics for the treatment of rare and infectious diseases. We are primarily focused on rapidly advancing the development of our potentially disease-modifying Duchenne muscular dystrophy (DMD) drug candidates, including our lead product candidate, eteplirsen. We are also focused on developing therapeutics for the treatment of infectious diseases, including our lead infectious disease program aimed at the development of a drug candidate for the Marburg hemorrhagic fever virus. By building our infectious disease programs which are primarily funded and supported by the U.S. Department of Defense (DoD), and leveraging our highly-differentiated, proprietary technology platforms, we are seeking to further develop our research and development competencies and identify additional product candidates.

During the fiscal year ended December 31, 2013, we completed a U.S.-based Phase IIb clinical trial for eteplirsen that was initiated in August 2011. Following completion of this study in early 2012, we initiated an open label extension study with the same participants from the original Phase IIb placebo controlled trial. We are working with the FDA to initiate a confirmatory clinical study and submit an NDA filing for eteplirsen although the timing for these is unclear at this time. The lengthy process of securing FDA approvals for new drugs requires the expenditure of substantial resources. Accordingly, we cannot currently estimate, with any degree of certainty, the amount of time or money that we will be required to expend in the future on our product candidates prior to their regulatory approval, if such approval is ever granted.

Research and development expenses represent a substantial percentage of our total operating expenses, which primarily consist of costs associated with research activities as well as costs associated with our product development efforts, conducting preclinical studies, and clinical trial and manufacturing costs. The Company does not maintain or evaluate, and therefore does not allocate, internal research and development costs on a project-by-project basis. As a result, a significant portion of our research and development expenses are not tracked on a project-by-project basis, as the costs may benefit multiple projects.

The following table summarizes the primary components of our research and development external expenditures for our principal research and development programs, and our internal research and development expenditures in the aggregate for each of the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
Research and Development Expense (in thousands)	2013		2012	2011	Inception to December 31, 2013
Development programs
DMD	$	XXX	$12,181	$—	$	XXX
Infectious Diseases		XXX	22,956	28,016		XXX
Internal research and development costs		XXX	17,265	38,846

Total research and development expense	$	XXX	$52,402	$66,862

Contractual Payment Obligations, page 59

6.	Please provide us proposed disclosure to be included in future filings to include the interest on long-term debt in the table of contractual obligations. In addition, please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger the payments.

Response:

In response to the Staff’s comment 6 regarding the Company’s table of contractual obligations, please see the table below, which illustrates how the Company intends to present the interest on long-term debt in the table of contractual obligations for the periods presented in its next Annual Report on Form 10-K. In response to the Staff’s request to include additional disclosure for the aggregate amount of potential milestone payments in the notes to the table of contractual obligations, the Company notes that the University of Western Australia (“UWA”) agreement is the only current material agreement that requires the Company to make contractual milestone payments. Please see Note 3 below for an illustrative disclosure of the Company’s contractual milestone payments.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt (1)	$2,250	$171	$342	$343	$1,394
Operating leases	29,260	3,791	7,773	8,029	9,667
Purchases (2)	169,648	42,753	87,680	35,650	3,565

Totals (3)	$201,158	$46,715	$5,795	$44,022	$14,626

1	Long-term debt consists of scheduled principal and interest payments on such debt. Interest on our long-term debt bears interest at a rate of 4.75% and matures in February 2027.
2	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding to us and that specify all significant terms. Purchase obligations relate primarily to our DMD development program.

3	Under our agreement with the University of Western Australia (“UWA”), described further in Note 1 to the Notes to the Consolidated Financial Statements, we may be required to make certain upfront and milestone-based payments of up to $7.1 million. These potential milestone payments are not included in the above amounts. As of December 31, 2013, we have made upfront payments of $1.1 million. Upon the first commercial sale of eteplirsen, we have agreed to pay UWA $1.0 million in milestone fees. For each additional product developed (up to five products), we have agreed to pay UWA milestone fees of $150,000, $350,000 and $500,000 upon initiation of Phase II trials, Phase III trials and regulatory approval, respectively.

Notes to Consolidated Financial Statements

9. Significant Agreements, page F-21

7.	Please provide us proposed disclosure to be included in future filings to include the amount of potential milestone payments you may be required to pay to Isis Pharmaceuticals. Please include the length of and termination provisions for this agreement. Finally, please include disclosure to describe each milestone that Isis may be obligated to make to you and the related contingent consideration. Refer to ASC 605-28-50-2b.

Response:

In response to the Staff’s comment 7, we plan to also include the Isis-Ercole Agreement disclosure we proposed in response to the Staff’s comment 3, in substantially the same form, in the footnotes to the financial statements for the Annual Report on Form 10-K for the period ended December 31, 2013.

We respectfully acknowledge the Staff’s comment to describe each milestone that Isis may be obligated to make to us and the related contingent consideration as required by ASC 605-28-50-2b. In applying the guidance in ASC 605-28-50-2b, the Company considered which individual milestones, if any, would be material from a disclosure perspective. Currently, based on (i) Isis’s last disclosure relating to this agreement in their Annual Report on Form 10-K for the period ended December 31, 2011 filed with the Commission stating that they “do not have a drug incorporating Ercole’s technology in clinical development”, (ii) the absence of any disclosure relating to this agreement in Isis’s Annual Report on Form 10-K for the period ended December 31, 2012 filed with the Commission, (iii) the last to expire patent covering our technology under this agreement expires in 2014, and (iv) our rights to receive milestone payments from Isis under our covered patents under this agreement are contingent on the achievement of specified clinical, regulatory and commercial milestones by Isis, we believe that including disclosure of each milestone payment that Isis may be required to make to us and the related contingent consideration may be misleading to investors as the contingencies underlying the milestone payments have a very low probability of being achieved. Additionally, we believe that milestones and payment amounts are not material to investors unless there is a high likelihood of achieving a particular milestone.

In light of all of the above, we do not plan to include additional disclosure in our financial statements relating to the milestone payments Isis would owe us under this agreement or the related contingencies.

Form 10-Q for the quarterly period ended June 30, 2013

Notes to Condensed Consolidated Financial Statements (Unaudited)

8. Stock Compensation, page 12

8.	You disclose that the method for estimating expected volatility has changed in 2013. Since ASC 718-10-55-40 requires that an entity establish a process for estimating expected volatility and apply that process consistently from period to period, please tell us why you believe it was appropriate to change to the blended estimate. Please identify the objective circumstances related either to the availability and reliability of source information that support the change or explain how the new method predicts volatility with greater accuracy. Reference the authoritative literature on which you are relying to change methods. In addition, please tell us how you intend to comply with the disclosure required by ASC 250-10-50-4 regarding this change in estimate.

Response:

The Company acknowledges the guidance in ASC 718-10-55-40 requiring that an entity establish a process for estimating expected volatility and apply that process consistently from period to period. In response to the Staff’s comment, the Company respectfully advises the Staff that ASC 718-10-55-41 indicates that an entity also shall consider the extent to which currently available information indicates that future volatility will differ from the historical volatility. An example of such information is implied volatility (from traded options or other instruments). From October 2, 2012 to October 3, 2012, the Company’s share price increased from $14.99 per shares to $44.93 per share following the Company’s announcement of 48 week clinical data for the Company’s lead drug candidate, eteplirsen. Prior to this increase in the Company’s share price, there was insufficient investor or exchange interest in stock options for options to be traded. Although there began to be some long dated options traded between October 3, 2012 and December 31, 2012, the Company determined there was not an active market for long dated options from which to determine a reliable estimate of expected volatility of employee awards. In the first quarter of 2013, the volume of trades for options with exercise prices that were at or near-the-money, close to the exercise price of the employee share options being valued, and whose remaining maturities was at least one year more than doubled from the comparable period from October 3, 2012 to December 31, 2012. Further, the implied volatility for the long dated option activity analyzed in the first quarter of 2013 was within a fairly tight range, indicating that the market was operating efficiently and that the implied volatility in those trades could be a reliable input in developing the estimate of expected volatility. The Company also observed that the implied volatility in those trades was significantly lower than the calculated volatility of the Company’s common stock over a historical period commensurate with the expected term of the option. At that point, as required by ASC 718-10-55-24, the Company determined that the existence of this new information and the fact that the Company share price and profile had increased dramatically from the period used to calculate historical volatility, made it reasonable to believe that the expectation of future volatility would differ from the past. However, because there are no instruments with identical terms as employee stock options traded, the Company used its judgment to determine a reasonable weighting between implied volatility and historical volatility using factors such as the volume of trading activity, the proximity of activity to grant date, the degree to which the strike price of the traded option differs from the underlying share price in comparison to the share option being valued, and the term of the traded option in comparison to the expected term of the share option being valued. The Company evaluates these factors on an ongoing basis to ensure that valuations incorporate the most relevant and reliable inputs and believes the new method predicts expected volatility of current valuations with greater accuracy.

With respect to the Staff’s comment on the disclosure of this change in estimate required by ASC 250-10-50-4, the Company respectfully advises the Staff that we consider this to be a change in valuation technique used to measure fair value of employee stock awards on the date of grant. Such changes in estimates used in valuation techniques are specifically excluded from the scope of ASC 250-10-50-4 by ASC 250-10-50-5.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at 1-857-242-3704 or e-mail at SMahatme@Sarepta.com with a copy to THowton@Sarepta.com.

Respectfully,

/s/ Sandesh Mahatme
Sandesh Mahatme Senior Vice President, Chief Financial Officer